United States securities and exchange commission logo





                              January 5, 2023

       Nicolas Link
       Chief Executive Officer
       Ilustrato Pictures International, Inc.
       26 Broadway, Suite 934
       New York, NY 10004

                                                        Re: Ilustrato Pictures
International, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form 10-12G
                                                            Filed December 9,
2022
                                                            File No. 000-56487

       Dear Nicolas Link:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form 10 filed December 9,
2022

       Organizational Structure, page 2

   1. Please file as exhibits the share purchase agreements mentioned in the bullet points on page 3. Also, revise
the disclosure to update the status concerning the acquisition of a
                                                        51% interest in Quality
International Co. LTD. FCZ mentioned in the last bullet point on page 3.
   2. Please ensure that you have disclosed the material terms of the share purchase agreements mentioned in
the bullet points on page 3 and elsewhere. For example,
                                                        disclose the "certain
agreed Targets and Key Performance indices" mentioned on pages 14 and 16.
 Nicolas Link
FirstName   LastNameNicolas    Link
Ilustrato Pictures International, Inc.
Comapany
January     NameIlustrato Pictures International, Inc.
         5, 2023
January
Page  2 5, 2023 Page 2
FirstName LastName
Firebug Group, page 8

3. The disclosure on page 8 that "ILUS acquired 100% of the shares in Firebug Mechanical
         Equipment L.L.C. and 100% of the shares in FB Fire Technologies Ltd. without consideration. Both companies were beneficially owned by Nicolas Link" appears to conflict with the disclosure on page 45 that Mr. Link was issued 360,000,000 common
         shares on the 29th of May 2020 "as a swap for Mr. Link   s FireBug
Group shares, of which
         340,000,000 have since been converted to a Pref B share category. Mr. Link was also issued 10,000,000 Pref A Shares and 60,741,000 Pref D shares on the 29th of May 2020."
         Please advise or revise accordingly.
Legal Proceedings, page 20

4. Please revise the disclosure on pages 20 and 51 to state when the case was won by the company. Also, revise the disclosure on pages 20 and 51 to ensure that the legal dispute between the old CEO and owner Larson Elmore contains a description of the factual basis alleged to underlie the proceedings and the relief sought. Refer to
Item 103(a) of
         Regulation S-K.
Risk Factors, page 22

5. Please include a risk factor to highlight the legal dispute between the old CEO and owner mentioned on pages 20 and 51. Also, include a risk factor to highlight the risks concerning the conversion rates and voting rights of your preferred stock. For example, we note the disclosure on pages 21 and 22 about the preferred shares.
6. Please include a risk factor to highlight the issuance of shares upon conversion of the outstanding convertible notes with the entities mentioned on page 53. In this regard, we note the issuance of shares for settlement of notes from 2020 - 2022 as mentioned on pages 54 - 57.
7. We note the disclosure on page 26 that the company "expects international operations and export sales to continue to be significant for the foreseeable future." Please revise the disclosure to quantify, to the extent practicable, the significance of international operations and export sales, such as the amount of your revenue from international operations and the amount of your assets located outside the United States.
8. We note the disclosure in the third bullet point on page 3 about customers in the Middle
         East, Asia and Africa and the disclosure in the penultimate paragraph on page 37 about a project in Serbia. Please expand this section to include risk factors that highlight the material risks concerning operations in these regions.
 Nicolas Link
FirstName   LastNameNicolas    Link
Ilustrato Pictures International, Inc.
Comapany
January     NameIlustrato Pictures International, Inc.
         5, 2023
January
Page  3 5, 2023 Page 3
FirstName LastName
Management's Discussion and Analysis, page 35

9. In view of the statement in your July 13, 2022 press release that "Due to current progress and the agreed acquisitions which it expects to close in the 3rd quarter, ILUS has updated its revenue forecast to a run rate of $140 million for 2022," provide the disclosure required by Item 303(a)(3)(ii) of Regulation S-K given your disclosure about revenue of $43.1 million for the nine months ended September 30, 2022, including revenue of $20.4 million for the three months ended September 30, 2022.
Recent Developments and Plan of Operations, page 37

10. We note the statement in your letter to shareholders dated November 11, 2022 that the company has "over $150 million in confirmed purchase orders and $220 million in expected orders." However, it does not appear that you discuss such orders in this section or elsewhere in your amendment. Please advise or revise accordingly.
11. We note the statement in your letter to shareholders that the company is "presently manufacturing in 4 countries with several million square feet of manufacturing space and will be increasing to manufacturing in 7 countries soon." Please expand the appropriate section to discuss your plans about "manufacturing in 7 countries soon."
12. We note the statement in your letter to shareholders that "We have 6 acquisitions completed already and several agreed" and your press release dated December 13, 2022 about the acquisition of AL Shola Al Modea Safety and Security LLC. Please ensure that you update the disclosure concerning such acquisitions.
13. Please expand the disclosure on page 37 about "ILUS is in the process of launching an approved investment project in Serbia" to discuss the project in greater detail. For example, we note the information in your September 26, 2022 press release that: (1)
         "ILUS has secured upwards of $8 million in government subsidies for ILUS EV
         Technologies. A further five planned investment projects are included
in the company   s
         approved Phase One business plan for the region, each resulting in their own substantial government subsidies;" (2) "As part of the planned Phase One rollout in Serbia, ILUS has secured a large site on the outskirts of aak and also has the option to secure manufacturing facilities in Kragujevac and Jagodina. The planned Phase Two project is considered by
         ILUS as a separate project entirely, involving the privatization of a large government
         site;" and (3) "Serbia is also expected to be ILUS    main production
hub for vehicles and
         equipment outside of the United States."
Properties, page 40

14.      Please file as exhibits the lease agreements mentioned in this section.
 Nicolas Link
FirstName   LastNameNicolas    Link
Ilustrato Pictures International, Inc.
Comapany
January     NameIlustrato Pictures International, Inc.
         5, 2023
January
Page  4 5, 2023 Page 4
FirstName LastName
Directors and Executive Officers, page 42

15. Please ensure that you have disclosed the business experience of your officers and directors for the last five years. For example, it is unclear why the disclosure in this section does not mention that on October 21, 2022, Mr. Falk resigned as CEO of Quality
         Industrial Corp. and was appointed as Chief Commercial Officer of Quality Industrial
         Corp. as disclosed on page 2 of Quality Industrial Corp.'s Form 8-K filed on October 21,
         2022. As another example, revise the disclosure on pages 42 - 44 to clarify whether each of your current officers and directors hold and held over the past five years any other directorships in any company with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of the Exchange Act or any company registered as an investment company under the Investment Company Act of 1940. Also, revise page 44 to disclose when Mr. Falk won two Gazelle Prizes and when he was awarded for best global online sales.
16. Please tell us, with a view to disclosure, why and when common shares in QIND will be issued to your officers and directors as disclosed on pages 45- 50. Executive Compensation, page 45

17. Please revise to include compensation disclosure for the fiscal year ended December 31,
         2022.
18. Please tell us, with a view to disclosure, where the issuances of securities to Mr. Backwell and Mrs. Bennett mentioned on pages 55 and 56 are included as compensation in the table on page 45.
19. With regard to stock awards for the fiscal years ended December 31, 2020 and December
         31, 2021, please revise the summary compensation table to include a footnote disclosing all assumptions made in the valuation. Refer to Instruction 1 of Item 402(n)(2)(v) of
         Regulation S-K.
Employment Agreements, page 45

20. Please ensure that you disclose the material terms of the employment agreements. For example, we note the references on pages 46 - 50 to "The Officer shall be entitled to the
         Severance Benefits." However, the severance benefits are not disclosed on pages 46-50.
Debt Securities, page 53

21. Please file as exhibits the convertible notes entered into with RB Capital Partners on
         August 25, 2022 and November 14, 2022.
Recent Sales of Unregistered Securities , page 54

22. As to securities sold for cash, state the aggregate offering price. For example, we note that the information in this section about the issuance for shares of common stock "for an
 Nicolas Link
FirstName   LastNameNicolas    Link
Ilustrato Pictures International, Inc.
Comapany
January     NameIlustrato Pictures International, Inc.
         5, 2023
January
Page  5 5, 2023 Page 5
FirstName LastName
         agreement to purchase shares" does not state the aggregate offering price. As to securities sold otherwise than for cash, state the nature of the transaction and the nature and aggregate amount of consideration received by the registrant. For example, it appears from the information on pages 55 and 56: (1) that between January 27, 2021 and July 9,
         2021 you issued approximately 354 million shares of common stock to GPL Ventures
         LLC for "settlement of a convertible note;" (2) that you issued 3 million shares of common stock for "services supplied to the company;" and (3) that on February 7, 2022 you issued 20 million shares of common stock as "commitment shares."
23. Please file as an exhibit the "Agreement with Larson Elmore" mentioned on page 54.
General

24. Please ensure that you have updated the disclosure to the extent practicable. For example, update the disclosure in the last paragraph on page 21 about the final tranche "to be issued in Quarter 3 of 2022" to clarify whether the final tranche has been issued.
25. Please tell us, with a view to disclosure, of the status of the plans to acquire a battery manufacturing company mentioned in your June 14, 2022 press release. In this regard, we note the statement in the press release that "In a move that will add to its Renewables subsidiary, ILUS is now in the final stages of agreeing the acquisition of a battery manufacturing company which is currently generating $20 million in annual revenue."
26. If your operations have experienced or are experiencing inflationary pressures or rising costs, please expand to identify the principal factors contributing to the inflationary pressures the company has experienced and clarify the resulting impact to the company.
         Please also revise to identify actions planned or taken, if any, to mitigate inflationary pressures.
27. Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions, especially in
         light of Russia   s invasion of Ukraine. For example, discuss whether
you have or expect to:
             suspend the production, purchase, sale or maintenance of certain items due to a lack of raw materials, parts, or equipment; inventory shortages; closed factories or stores; reduced headcount; or delayed projects;
             experience labor shortages that impact your business;
             experience cybersecurity attacks in your supply chain;
             experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials (e.g., nickel, palladium, neon, cobalt, iron, platinum or other raw material sourced from Russia, Belarus, or Ukraine);
             experience surges or declines in consumer demand for which you are unable to adequately adjust your supply;
             be unable to supply products at competitive prices or at all due to export restrictions, sanctions, tariffs, trade barriers, or political or trade tensions among countries or the ongoing invasion; or be exposed to supply chain risk in light of
Russia   s invasion of
         Ukraine and/or related geopolitical tension or have sought, made or announced plans to
 Nicolas Link
Ilustrato Pictures International, Inc.
January 5, 2023
Page 6
          de-globalize    your supply chain.

       Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.
28. Please disclose whether you are subject to material cybersecurity risks in your supply chain based on third-party products, software, or services used in your products, services, or business and how a cybersecurity incident in your supply chain could impact your business. Discuss the measures you have taken to mitigate these risks. To the extent material, disclose any new or heightened risk of potential cyberattacks by state actors or
       others since Russia   s invasion of Ukraine and whether you have taken
actions to mitigate
       such potential risks.
29. Please describe the extent and nature of the role of the board of directors in overseeing
       cybersecurity risks, including in connection with the company   s supply
       chain/suppliers/service providers.
30. Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted. Also discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.
31. Please discuss whether recent increased cases of COVID-19 and/or shutdowns related to additional or increased outbreaks have had a material impact on your operations, supply chain, liquidity or capital resources. In this regard, where you refer to effects that "may" or
       "could" occur, please revise to clarify what has occurred and what material effects are reasonably likely to happen.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Jay Ingram, Legal
Branch Chief, at 202-551-3397 with any questions.



                                                              Sincerely,
FirstName LastNameNicolas Link
                                                              Division of
Corporation Finance
Comapany NameIlustrato Pictures International, Inc.
                                                              Office of
Manufacturing
January 5, 2023 Page 6
cc:       Scott Doney, Esq.
FirstName LastName